

January 14, 2013

<u>Via E-mail</u>
Tim Hunt
Executive Chairman and Director
Hunt Mining Corp.
1611 Molter Ste. 201
Liberty Lake, WA 99019

> **Re: Hunt Mining Corp.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 20, 2012**
> **File No. 333-182072**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note HuntMountain is a delinquent filer that owes you approximately $157,000 based on your page 26 disclosure. Under the proposed transaction HuntMountain will distribute its investment in you to its shareholders as a dividend for no consideration. Given your overlapping leadership, please advise whether there are state, creditor, bankruptcy or insolvency laws that would negatively affect the distribution or the post-distribution ownership or transferability of the shares. Also, please disclose how you assessed the collectability of the remaining receivable.

2.   We note the disclosure on page 77 that 93% of your common stock is held by two shareholders of record with addresses in the US, your cover page disclosure that your principal executive offices are in Spokane Washington, and the disclosure on page 55 that 5 of 8 directors are US residents. Please advise us how you concluded you were a foreign private issuer under Rule 405 of the Securities Act or revise as appropriate.

Risk Factors, page 12

3.   We note your response to prior comment 17 and reissue in part. In an appropriate location, please explain how your directors and executive officers will allocate corporate opportunities between the company and other entities with which they may be involved. Please provide details of any specific conflicts of interest, including the identities of any conflicted entities as well as the business activities of those entities.

Selling Stockholder, page 19

4.   We note footnote (4). Please explain why Mr. Hunt and affiliates will receive 93.8% shares in the distribution while they own 89% of HuntMountain securities.

5.   As previously requested, please disclose the number of distributees.

Escrowed Securities, page 24

6.   Please explain whether the securities proposed to be distributed include any escrowed securities and explain the impact on the distribution.

Three Year History, page 25

7.   We repeat comment 23 of our last letter. The revised disclosure does not appear complete.

8.   We note your response to comment 26 in indicating enhanced disclosure was provided on page 27. We re-issue comment 26. We note you identified silver as an additional commodity, but you did not provide the silver price or the calculation by which the silver content of your resources is converted to a Gold equivalent grade. Please revise your filing and enhance your discussion in this section defining your gold equivalent grade calculation along with the associated parameters.

Management Compensation, page 59

9.   Please update the tables to December 31, 2012.

Principal Shareholders, page 74

10.   This table omits RBC Global Asset Management Inc., Mr. Tim Hunt and Mr. Darrick Hunt. Please revise. Please include in the table the shares of common stock underlying convertible securities, including options. Please quantify the shares underlying convertible securities in footnotes to the table.   In this regard, we note that Mr. Darrick Hunt is included as the beneficial owner of the HuntMountain shares in the table at the bottom of page 75.

Security Ownership of Certain Beneficial Owners and Management, page 75

11.   Please list Mr. Tim Hunt and Mr. Darrick Hunt on separate lines in this table. Please include for each the shares underlying his options. Please quantify the shares underlying options in footnotes to the table.

Major Shareholders of the Company as of November 30, 2012, page 77

12.   Footnote three to the table on page 77 indicates you have excluded the convertible preferred shares from the beneficial ownership table. However, on page 75 these shares are treated as outstanding under the beneficial ownership definition. Please reconcile.

13.   Please add Mr. Tim Hunt and Mr. Darrick Hunt and the shares they beneficially own.

14.   Please revise the table presenting post-distribution share ownership to include all shares beneficially owned by Mr. Tim Hunt, including the limited partnership shares and shares underlying options. Please quantify in footnotes to the table the shares underlying options.

Transactions with Related Parties, page 78

15.   Please disclose the names of the individuals involved in the related party transactions starting on page 78. In this respect the reference to "a director of CCSA" is unclear as CCSA may have multiple directors.

16.   Please update the disclosure through December 31, 2012.

Shares Eligible for Future Sale, page 82

17.   Please revise your disclosure to separately quantify the amount of freely tradable and control shares being distributed in the dividend plan. For control shares, discuss the source of the restriction and address the time, manner of sale, and volume limitations associated with any sale of those shares.

Material Income Tax Information, page 87

18.   We note your revised disclosure specifically excludes the Canadian and US tax consequences associated with the dividend of Hunt Mining shares to HuntMountain shareholders. It is unclear why your disclosure and opinions do not address these tax consequences pursuant to Item 10.E. of Form 20-F. Please revise.

Independent Auditor's Report, page F-3

19.   We note that the audit report omitted references to (i) IFRS as issued by the
        International Accounting Standards Board (IASB) and (ii) audit conducted in
        accordance with the standards of the Public Company Accounting Oversight Board
        (PCAOB). Please advise your independent accountant to revise, if true, (i) the
        second paragraph of the audit report to include IFRS as issued by the International
        Accounting Standards Board (IASB) and (ii) the third paragraph of the audit report
        to state that audit was conducted in accordance with the standards of the Public
        Company Accounting Oversight Board (PCAOB) or tell us why such revisions are
        not required.

Exhibits

20.   Exhibits 3.1, 3.2, 3.3, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, and 16.1 should be
        re-filed in a proper electronic format. For additional information please consult Section 5
        of Volume II of the EDGAR Filer Manual.

21.   Please file the consent of UAKO Geological Consulting as an exhibit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions
about engineering comments. You may contact Jamie Kessel at (202) 551-3727 or Brian
Bhandari at (202) 551-3390 if you have questions regarding comments on the financial
statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202)
551-3795 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director